Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,			Six Months Ended June 30,
	2018		2017	2018		2017
Net income	$10,750		$7,847	$14,049		$14,462
Additions:
Fixed charges
Interest expense	13,321		12,053	26,148		23,458
Capitalized interest	390		229	762		445
	13,711		12,282	26,910		23,903
Deductions:
Capitalized interest	(390)		(229)	(762)		(445)
Net loss attributable to noncontrolling interests	—		17	—		36
Adjusted earnings	24,071		19,917	40,197		37,956
Fixed charges (from above)	$13,711		$12,282	$26,910		$23,903
Ratio of earnings to fixed charges	1.76	(1)	1.62	1.49	(1)	1.59

(1) The earnings to fixed charges ratios for the three and six months ended June 30, 2018 include gain on sale of real estate of $2.5 million.